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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of
PROVINCE OF BRITISH COLUMBIA
(Canada)
(Name of Registrant)

Date of end of fiscal year to which this annual report relates: March 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan
John McNab
Glenn Campbell
Canadian Consulate General
1251 Avenue of Americas
New York, New York 10020

Copies to

Christopher J. Cummings Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Alan Dean Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn Prov Govt Victoria, British Columbia Canada V8W 9V1

*
The Registrant is filing this annual report on a voluntary basis

 PROVINCE OF BRITISH COLUMBIA

The information set forth below is to be furnished:

1.
In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)
The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

    None.

  (b)
  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

    None.

  (c)
  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

    None.

2.
A statement as of the close of the fiscal year of the registrant to which this annual report relates giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

    Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

  (b)
  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

    Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3.
A statement giving the title, year of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the fiscal year of the registrant to which the annual report relates.

  Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

4.
(a)    As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

  (1)
  Total amount held by or for the account of the registrant.

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Total Amount Held by or for the Account of the Registrant
BCUSD-2	January 15, 2026	1996	6.50	US$	45,780,000
BCUSD-3	September 1, 2036	1996	7.25	US$	39,272,000
BCUSG-1	October 29, 2008	1998/2001	5.38		0
BCUSG-3	May 30, 2013	2003	4.30		0
BCCG-3	June 1, 2009	2002	5.70		0

    (2)
    Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

      Not practicable to furnish.

    (3)
    Total amount otherwise outstanding.

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Total Amount Otherwise Outstanding
BCUSD-2	January 15, 2026	1996	6.50	US$	454,220,000
BCUSD-3	September 1, 2036	1996	7.25	US$	260,728,000
BCUSG-1	October 29, 2008	1998/2001	5.38	US$	750,000,000
BCUSG-3	May 30, 2013	2003	4.30	US$	500,000,000
BCCG-3	June 1, 2009	2002	5.70	CD$	750,000,000
  (b)
  If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

    The securities were acquired by means of open market purchases.

5.
A statement as of the close of the fiscal year of the registrant to which this annual report relates giving the estimated total of:

(a)
Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

    Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

  (b)
  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

    Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

  Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.5 hereto and is incorporated by reference herein.

7.
(a)    If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

    None.

  (b)
  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

    Not applicable.

This annual report comprises:

(a)
Pages numbered 1 to 5 consecutively.

(b)
The following exhibits:

  Exhibit (a) — None.

  Exhibit (b) — None.

  Exhibit (c) — Copy of the British Columbia Budget and Fiscal Plan 2008/09 - 2010/11 (incorporated by reference to Amendment No. 3 on Form 18-K/A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2007.)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet — 2008 British Columbia Financial and Economic Review
	(99.2)	Cross-reference Sheet — 2007/08 Public Accounts
	(99.3)	Additional Information relating to the Province
	(99.4)	2008 British Columbia Financial and Economic Review
	(99.5)	2007/08 Public Accounts
	(99.6)	First Quarterly Report, Economic Forecast and Fiscal Plan Update, 2008/09 - 2010/11 and Three Months, April - June 2008

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia on the 31st day of October, 2008.

PROVINCE OF BRITISH COLUMBIA (Name of registrant)
By:	/s/ J.W. Hopkins
	Name:	Jim Hopkins
	Title:	Assistant Deputy Minister Provincial Treasury and Registries Ministry of Finance

 EXHIBIT INDEX

Exhibit (a) — None

Exhibit (b) — None

Exhibit (c) — Copy of the British Columbia Budget and Fiscal Plan 2008/09 - 2010/11 (incorporated by reference to Amendment No. 3 on Form 18-K/A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2007.)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet — 2008 British Columbia Financial and Economic Review
	(99.2)	Cross-reference Sheet — 2007/08 Public Accounts
	(99.3)	Additional Information relating to the Province
	(99.4)	2008 British Columbia Financial and Economic Review
	(99.5)	2007/08 Public Accounts
	(99.6)	First Quarterly Report, Economic Forecast and Fiscal Plan Update, 2008/09 - 2010/11 and Three Months, April - June 2008

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PROVINCE OF BRITISH COLUMBIA
SIGNATURE
EXHIBIT INDEX